UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-3A-2/A

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

To Be Filed Annually Prior to March 1

MADISON GAS AND ELECTRIC COMPANY
(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information.

1. **Name, state of organization, location, and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.**

Madison Gas and Electric Company (MGE) is a utility that generates and distributes electricity to approximately 128,000 customers in Dane County, Wisconsin (250 square miles), and purchases, transports, and distributes natural gas service to approximately 123,000 customers in seven Wisconsin counties: Columbia, Crawford, Dane, Iowa, Juneau, Monroe, and Vernon (1,375 square miles). MGE was organized as a Wisconsin corporation in 1896. Its principal offices are located at 133 South Blair Street, Madison, Wisconsin 53701-1231.

Subsidiaries of MGE are described below.

ATC Management Inc. / American Transmission Company LLC
MGE owns approximately 6% of the non-voting stock and 20% of the voting stock of ATC Management Inc. ("ATC"), a Wisconsin corporation located at N16W23217 Stone Ridge Drive, Waukesha, Wisconsin 53188. ATC is the corporate manager of the American Transmission Company LLC ("Transco") and, as such, has full, complete, and exclusive discretion to exercise management control over the business of the Transco. Transco is a Wisconsin corporation located at N16W23217 Stone Ridge Drive, Waukesha, Wisconsin 53188. MGE owns approximately a 6% interest in the Transco, which operates the electric transmission system in Wisconsin.

Central Wisconsin Development Corporation
MGE owns all of the outstanding stock of Central Wisconsin Development Corporation ("CWDC"), a Wisconsin corporation headquartered in Madison, Wisconsin. CWDC assists new and expanding businesses throughout central Wisconsin by participating in planning, financing, property acquisition, joint ventures, and associated activities.

MAGAEL, LLC

MGE owns all of the outstanding stock of MAGAEL, LLC ("MAGAEL"), a Wisconsin corporation headquartered in Madison, Wisconsin. MAGAEL holds title to property acquired by MGE for future utility plant expansion and non-utility property.

MGE Energy, Inc.

MGE owns all of the outstanding stock of MGE Energy, Inc., a Wisconsin corporation headquartered in Madison, Wisconsin. MGE Energy is currently inactive and will become the parent company of MGE if the necessary approvals are received this year.

2. **A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.**

    Major electric distribution lines and substations in service at December 31, 2001, are as follows:

	Miles	
Distribution Lines	Overhead	Underground
69 kV	7	1
13.8 kV and under	994	819

Distribution	Substations	Installed Capacity (kVA)
69-13.8 kV	22	723,000
13.8-4 kV	32	325,000

On January 1, 2001, MGE transferred its electric transmission assets to Transco. In exchange for its transmission plant and related deferred taxes and deferred investment tax credits, MGE received approximately a 6% ownership interest in Transco. MGE expects to receive a return on its investment in Transco that is approximately equal to the return it would have earned by retaining its transmission facilities. A small portion of the 69-kilovolt (kV) lines and substations has been classified as distribution assets.

Gas facilities include 2,117 miles of distribution mains.

MGE supplied natural gas service to approximately 123,000 customers in the cities of Elroy, Madison, Middleton, Monona, Fitchburg, Lodi, Prairie du Chien, Verona, and Viroqua; 24 villages; and all or parts of 45 townships, all in Wisconsin.

MGE has physical interconnections with ANR Pipeline Co. (ANR) and Northern Natural Gas Co. (NNG). MGE's primary service territory, which includes Madison and the surrounding area, receives deliveries at one NNG and four ANR gate stations. Interconnections with two major pipelines provide competition in interstate pipeline service and a more reliable and economical supply mix, which includes gas from Canada and the United States mid-continent and Gulf/offshore regions.

MGE's net generating capability in service at Dec. 31, 2001, was as follows:

Plants	Location	Fuel	Net Capability (MW)	No. of Units
Steam plants:				
Columbia	Portage, WI	Low-sulfur coal	232 [1,2]	2
Blount (Madison) . .	Madison, WI	Coal/gas	99	2
		Gas	39	2
		Coal/gas	22	1
		Gas/oil	35	4
Combustion turbines . .	Madison, WI Marinette, WI	Gas/oil	170	6
Portable generators	Madison, WI	Diesel	51	55
Wind turbines	Rosiere, WI	Wind	2	17
Total			650	

1   Base load generation
2   MGE's 22% share of two, 527-MW units located near Portage, Wisconsin. The other owners are Alliant Energy Corp., which operates Columbia, and Wisconsin Public Service Corp. (WPSC).

MGE sold its 17.8% ownership interest in Kewaunee Nuclear Power Plant to WPSC in 2001.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

a.   Number of kilowatt-hours (kWh) of electric energy sold (at retail or wholesale) and MCF of natural or manufactured gas distributed at retail.

   Retail kWh: 2,936,540,000
   Wholesale kWh: 69,544,000
   Retail therms: 201,330,000

b.   Number of kWh of electric energy and MCF of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

   None.

c. Number of kWh of electric energy and MCF of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

    kWh: 9,497,000
    therms: 15,621,000 (actual)

d. Number of kWh of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

    kWh: 222,297,000
    therms: 201,632,000 (actual)

4. The following information for the reporting period with respect to claimant and each interest it holds, directly or indirectly, in an EWG or a foreign utility company, stating monetary amounts in united states dollars:

a. Name, location, business address, and description of the facilities used by the EWG or foreign utility company for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

    None.

b. Name of each system company that holds an interest in such EWG or foreign utility company, and description of the interest held.

    None.

c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

    None.

d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

    None.

e. Identify any service, sales, or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

    None.

EXHIBIT A

CONSOLIDATED STATEMENTS OF INCOME
For the year ended December 31

(In thousands, except per-share amounts)	2001
Operating Revenues	
Electric	$203,178
Gas	130,533
Total Operating Revenues	333,711
Operating Expenses	
Fuel for electric generation	40,299
Purchased power	18,310
Natural gas purchased	86,035
Other operations	79,758
Maintenance	14,279
Depreciation and amortization	35,659
Other general taxes	10,864
Income tax provision	13,836
Total Operating Expenses	299,040
Net Operating Income	34,671
Other Income and Deductions	
AFUDC - equity funds	385
Equity in earnings in ATC	3,345
Income tax provision	(2,105)
Other, net	4,638
Total Other Income and Deductions	6,263
Income before interest expense and cumulative effect of a change in accounting principle	40,934
Interest Expense	
Interest on long-term debt	12,781
Other interest	1,008
AFUDC - borrowed funds	(217)
Net Interest Expense	13,572
Net income before cumulative effect of a change in accounting principle	$ 27,362
Cumulative effect of a change in accounting principle, net of tax benefit of $78	(117)
Net Income	$ 27,245
Earnings Per Share of Common Stock (basic and diluted):	
Income before cumulative effect of a change in accounting principle	$1.63
Cumulative effect of a change in accounting principle	(.01)
Net Income	$1.62
Average Shares Outstanding	16,819

EXHIBIT A (continued)

CONSOLIDATED BALANCE SHEETS

December 31, 2001

(In thousands)	2001
ASSETS	
Utility Plant (at original cost, in service)	
Electric	$506,810
Gas	207,868
Gross Plant in Service	714,678
Less accumulated provision for depreciation	(340,660)
Net Plant in Service	374,018
Construction work in progress	25,376
Nuclear decommissioning fund	1,855
Nuclear fuel, net	-
Total Utility Plant	401,249
Other Property and Investments	3,610
Investment in ATC	26,237
Total Other Property and Investments	29,847
Current Assets	
Cash and cash equivalents	2,421
Accounts receivable, less reserves of $3,764 and $2,071, respectively	25,061
Unbilled revenue	16,486
Materials and supplies, at lower of average cost or market	7,810
Fossil fuel, at lower of average cost or market	4,266
Stored natural gas, at lower of average cost or market	16,607
Prepaid taxes	8,846
Other prepayments	1,727
Total Current Assets	83,224
Deferred Charges	27,131
Total Assets	$541,451
CAPITALIZATION AND LIABILITIES	
Capitalization (see statement)	$373,892
Current Liabilities	
Long-term debt due within one year	20,000
Short-term debt - commercial paper	9,500
Accounts payable	22,156
Accrued taxes	-
Accrued interest	3,110
Accrued payroll-related items	5,186
Other	1,827
Total Current Liabilities	61,779
Other Credits	
Deferred income taxes	56,198
Investment tax credit - deferred	5,927
Regulatory liability - SFAS No. 109	16,235
Other regulatory liabilities	6,201
Other deferred liabilities	21,219
Total Other Credits	105,780
Commitments and Contingencies (see Footnote 8)	
Total Capitalization and Liabilities	$541,451

EXHIBIT B

Financial Data Schedule

Fiscal Year End................................. 12/31/2001
Period Year End............................... 12/31/2001
Total Assets...................................... $541,451,000
Total Operating Revenues................. $203,178,000
Net Income...................................... $27,245,000

EXHIBIT C

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

Not applicable.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer as of this 28th day of February, 2002.

Madison Gas and Electric Company

  By: /s/ Jeffrey C. Newman

  Name: Jeffrey C. Newman
  Title: Vice President and Treasurer

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Jeffrey C. Newman
Vice President and Treasurer
Madison Gas and Electric Company
133 South Blair Street
Madison, Wisconsin 53701-1231